SECURE SOLAR CAPITAL LLC

QUALIFIED INVESTOR QUESTIONNAIRE

In connection with the offer and sale by Secure Solar Capital LLC, a Virginia limited liability company (the "Company"), of unsecured promissory notes of the Company (collectively, the "Notes" or "Solar Bonds" and each, a "Note" or "Solar Bond"), the undersigned hereby represents and warrants to the Company and intends that the Company rely upon these representations and warranties as follows:

Please complete the following:

1. My individual net worth, or joint net worth with my spouse, is not less than _____.

2. My individual income, or joint income with my spouse is:

Estimated This Year: _____

3. Investing in private businesses is not for investors with short-term time horizons. Are you comfortable investing in securities that have limited liquidity? _____.

4. Investing in private businesses involves significant risk. When investing on Localstake Marketplace, are you willing to take on significant risk to potentially earn a return on your investment? _____.

5. I believe that I have the knowledge and experience in finance and business to evaluate the merits and risks of investing in the Notes to be issued by the Company. _____.

6. Please describe the nature and extent of your business, financial and investment experience which you believe gives you the capacity to evaluate the merits and risks of investing in the Notes to be issued by the Company and the capacity to protect your interests. _____.

7. Do you have a pre-existing personal or business relationship with the Company or any of its officers, managers or controlling persons? _____.

Investor Acknowledgements

In association with my investment, I specifically acknowledge the following:

- The investment account information I have provided is complete and accurate and may be relied upon by the Company and Localstake Marketplace LLC.
- I and my purchaser representative, if any, have performed due diligence and read the Offering Materials for this Offering and feel comfortable with the risks of this investment.
- I understand the risks of investing in a private business and recognize that I could lose all of my investment. I am in a financial condition to bear the loss of the investment.
- I have reviewed the educational materials provided by Localstake Marketplace pursuant to Section 227.302(b)) in connection with investing in securities offered and sold in reliance on Section 4(a)(6) of the Securities Act.
- The investment amount I am investing in this offering, together with any other investments I have made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, will not cause me to exceed: (i) the greater of $2,200 or 5 percent of the lesser of my annual income or net worth if either my annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of my annual income or net worth, not to exceed an amount sold of $107,000, if both my annual income and net worth are equal to or more than $107,000.
- I understand and acknowledge that there are limitations on my ability to cancel my investment and obtain a return of my investment funds.

- I understand and acknowledge that it may be difficult for me to resell the Notes acquired by me in the Offering. The Notes I am acquiring may not be transferred by any purchaser of such Notes during the one year period beginning when the Notes were issued, unless such Notes are transferred pursuant to Rule 501(a) of Regulation Crowdfunding (Section 227.501(a)).
- Once the Company has approved my investment, I will complete the necessary steps to transfer my investment funds within 5 business days.

- SIGNATURE PAGE FOLLOWS -

IN WITNESS WHEREOF, the undersigned has executed this Qualified Investor Questionnaire as of the Effective Date below. By signing below, the undersigned agrees to notify the Company immediately of any change in the information provided in this Qualified Investor Questionnaire prior to the acceptance or rejection of the undersigned's subscription for the Notes.

Investor Legal Name: _____

Signature of Investor: _____

Title: _____

Date Signed: _____